UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (Amendment No. 1)
___________________________________________________________________________

                   MARKET & RESEARCH CORP.
                      (Name of Issuer)
___________________________________________________________________________

               COMMON SHARES, 0.001 PAR VALUE
               (Title of Class of Securities)
___________________________________________________________________________

                          57055W103
                        (CUSIP Number)
___________________________________________________________________________

                      Leo Teunis Jansens
                         2 Nathan Lane
              Winnipeg, Manitoba, Canada  R2K 4J3
                     Phone (204) 663-0507

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)
___________________________________________________________________________

                        December 31, 2008
     (Date of Event which Requires Filing of this Statement)
___________________________________________________________________________


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [   ] Rule 13d-1(b)

             [ X ] Rule 13d-1(c)

             [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 3)
___________________________________________________________________________

CUSIP No.:  57055W103


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Leo Teunis Jansens

___________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group

            (a) _________               (b)
___________________________________________________________________________

3.    SEC Use Only
___________________________________________________________________________

4.    Citizenship or Place of Organization:  Manitoba, Canada

___________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

5.    Sole Voting Power          320,100 shares

6.    Shared Voting Power          264,800 shares

7.    Sole Dispositive Power          320,100 shares

8.    Shared Dispositive Power         680,000 shares
___________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                       1,000,100 shares
___________________________________________________________________________

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
                                       [    ]
___________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9:   6.9 %
___________________________________________________________________________

12.  Type of Reporting Person:

 	      Leo Teunis Jansens         IN

(Page 2 of 3)
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This Amendment No. 1 amends the Statement of Beneficial Ownership on
Schedule 13G originally filed with the Securities and Exchange Commission (the "SEC") on November 7, 2008 by Leo Teunis Jansens with respect to the Common Shares, no par value of Market and Research Corp, (the "Issuer"). The purpose of this Amendment is to update the changed number of shares held by the named Beneficial Owner as of December 31, 2008 and is being filed within 45 days after the end of the calendar year, as required by Regulation 240.13d-2-b.


ITEM 1a.  NAME OF ISSUER:

             Market and Research Corp.

ITEM 1b.  ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

             10 Wright Street, Suite 220, Westport, Connecticut 06880


ITEM 2a.  NAME OF PERSON FILING:

              Leo Teunis Jansens

ITEM 2b.  ADDRESS OF PERSON FILING:

              2 Nathan Lane, Winnipeg, Manitoba, Canada  R2K 4J3

ITEM 2c.  CITIZENSHIP:

              Canadian

ITEM 2d.  TITLE OF CLASS OF SECURITIES:

              COMMON SHARES, 0.001 PAR VALUE

ITEM 2e.  CUSIP No.:

              57055W103

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          1. [   ] Broker or dealer registered under Section 15 of the Act.

          2. [   ] Bank as defined in Section 3(a)(6) of the Act.

          3. [   ] Insurance company as defined in Section 3(a)(19) of the Act.

          4. [   ] Investment company registered under Section 8 of the
                    Investment Company Act of 1940.

          5. [   ] An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E);

          6. [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          7. [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          8. [   ] A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

          9. [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         10. [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    1. Amount beneficially owned:       1,000,100 shares

    2. Percent of class                       6.9 %

    3. Number of shares as to which such person has:

             1. Sole power to vote or to direct the vote:
                                   320,100

             2. Shared power to vote or to direct the vote:
                                   264,800

             3. Sole power to dispose or to direct the disposition of:
                                   320,100

             4. Shared power to dispose or to direct the disposition of:
                                   680,000

Item 5. Ownership of 5 Percent or Less of a Class.
                  Not applicable.


Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
                  Not applicable.


Item 8. Identification and Classification of Members of the Group
                  Not applicable.


Item 9. Notice of Dissolution of Group
                  Not applicable.


Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature:               /s/ Leo Teunis Jansens


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                   January 2, 2009


Signature:               /s/ Leo Teunis Jansens

Name/Title:              Leo Teunis Jansens


(Page 3 of 3)
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